UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2024

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On July 22, 2024, the Federal Home Loan Bank of Chicago (the Bank) issued a press release to report selected preliminary unaudited financial results for the quarter ended June 30, 2024. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this Report).

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on the Bank's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. The Bank cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); changes in demand for advances or consolidated obligations; membership changes; the reliability of projections, assumptions, and models of future financial performance and condition; the Bank's ability to execute its business model and pay future dividends; the Bank's ability to protect the security of information systems and manage any failures, interruptions, or breaches; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made herein. In addition, the Bank reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, the Bank cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibits are being furnished herewith:

Exhibit No.	Description
99.1	Press release, dated July 22, 2024, regarding unaudited second quarter financial results
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: July 22, 2024   By: /s/ Virxhini Gjonzeneli

                                             Virxhini Gjonzeneli

                                             Executive Vice President and Chief Financial Officer

EXHIBIT 99.1



FHLBank
Chicago

FOR IMMEDIATE RELEASE

CONTACT: Heather Bockstruck, 312.565.5282
hbockstruck@fhlbc.com

FHLBank Chicago Announces Q2 2024 Financial Highlights
Increases commitment to over $180 million for affordable housing and community development for 2024

Chicago – July 22, 2024 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for the second quarter of 2024. As of the second quarter, FHLBank Chicago increased its commitment to over $180 million for affordable housing and community development initiatives for 2024.

"We had a strong second quarter in providing our member financial institutions with reliable liquidity and funding to support the housing finance and economic development needs of their customers and communities that is especially critical in a tight credit market," said Michael Ericson, president and chief executive officer of FHLBank Chicago. "We also continue to leverage our financial strength to support our members reinvesting back in their communities. By increasing our contributions to our community investment programs for 2024 this will further expand our impact."

Growing Commitment to Housing and Community Development
FHLBank Chicago has allocated $88 million toward its annual Affordable Housing Program (AHP), representing a 17% increase over 2023 allocations. AHP grants support affordable housing projects and developments and provide downpayment and closing cost assistance to income-eligible borrowers. $19 million was disbursed to nearly 2,000 homebuyers through the first half of 2024 in partnership with 180 member financial institutions.

Applications for the Community First® Accelerate Grants for Small Business opened June 3, making available $19.5 million to support up to 1,300 small businesses, a significant increase compared to more than $4 million awarded in 2023.

Additionally, FHLBank Chicago offers Community Development, Housing and Small Business Advances at below market rates to help members fund affordable housing and economic development needs in their communities. The Community Small Business Advance subsidy increased to $18 million in support of zero percent financing, an 80% increase over 2023 amounts. Nearly $1 billion was funded in Community Advances through the first half of 2024 to support housing for more than 4,000 individuals and families, and more than 3,500 jobs.

In further support for investing in communities, FHLBank Chicago announced a Community Impact Advance three-year pilot program to provide $50 million in subsidies to discount the rate on advances up to 200 basis points. The goal is to directly support increased housing supply, job creation and enhanced community development activity.

Second Quarter 2024 Financial Highlights

- Net income was $158 million, compared to $167 million for the second quarter of 2023, driven by decreased volume of advances in portfolio and an increase in noninterest expense which was primarily driven by increased contributions to housing and community development initiatives.

- Total assets increased to $122.8 billion, compared to $118.4 billion at December 31, 2023, with the change primarily attributable to an increase in our liquidity portfolio.

EXHIBIT 99.1



- Advances outstanding decreased to $60.7 billion, compared to $65.3 billion at December 31, 2023, primarily attributable to depository members experiencing less funding needs on their balance sheets along with reduced loan demand which resulted in paydowns.

- Mortgage loans held for portfolio through the Mortgage Partnership Finance$^®$ Program increased to $12.4 billion, compared to $11.4 billion at December 31, 2023, primarily attributable to new acquisition volume that outpaced paydown activity.

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. The Form 10-Q for the quarter ending June 30, 2024, is expected to be filed with the Securities and Exchange Commission (SEC) next month.

EXHIBIT 99.1


FHLBank Chicago

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2024	December 31, 2023	Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$ 20,032	$ 14,472	38 %
Investment debt securities	28,169	26,405	7 %
Advances	60,708	65,306	(7)%
MPF Loans held in portfolio, net of allowance for credit losses	12,381	11,410	9 %
Other	1,530	791	93 %
Assets	$ 122,820	$ 118,384	4 %
Consolidated obligation discount notes	$ 42,852	$ 28,109	52 %
Consolidated obligation bonds	69,493	80,389	(14)%
Other	1,971	1,746	13 %
Liabilities	114,316	110,244	4 %
Capital stock	3,206	3,277	(2)%
Retained earnings	5,173	4,979	4 %
Accumulated other comprehensive income (loss)	125	(116)	208 %
Capital	8,504	8,140	4 %
Total liabilities and capital	$ 122,820	$ 118,384	4 %
Member standby letters of credit - off-balance sheet	$ 16,029	$ 12,601	27 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	Three months ended June 30,			Six months ended June 30,		
	2024	2023	Change	2024	2023	Change
Interest income	$ 1,758	$ 1,903	(8)%	$ 3,533	$ 3,485	1 %
Interest expense	(1,522)	(1,649)	(8)%	(3,050)	(3,009)	1 %
Net interest income	236	254	(7)%	483	476	1 %
Reversal of (provision for) credit losses	(1)	—	— %	(1)	—	— %
Net interest income after reversal of (provision for) credit losses	235	254	(7)%	482	476	1 %
Noninterest income (loss)	17	—	— %	41	(4)	1,125 %
Noninterest expense	(76)	(67)	13 %	(145)	(126)	15 %
Income before assessments	176	187	(6)%	378	346	9 %
Affordable Housing Program assessment	(18)	(20)	(10)%	(38)	(36)	6 %
Net income	$ 158	$ 167	(5)%	$ 340	$ 310	10 %
Average interest-earning assets	$ 125,956	$ 145,512	(13)%	$ 126,808	$ 139,423	(9)%
Net interest income yield on average interest-earning assets	0.75 %	0.70 %	0.05 %	0.76 %	0.68 %	0.08 %

EXHIBIT 99.1



About the Federal Home Loan Bank of Chicago

FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

"Community First", "Mortgage Partnership Finance", and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); changes in demand for advances or consolidated obligations; membership changes; the reliability of projections, assumptions, and models of future financial performance and condition; FHLBank Chicago's ability to execute its business model and pay future dividends; FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor, or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

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